OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vocus, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
92858J 10 8
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92858J 10 8	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Sterling Venture Partners, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		703,036

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

703,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

703,036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Based on 15,920,506 shares outstanding as of November 6, 2006, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No.	92858J 10 8	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Sterling Venture Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		703,036

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

703,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

703,036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 15,920,506 shares outstanding as of November 6, 2006, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No.	92858J 10 8	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Michael Bronfein

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		7,822(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		703,036

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,822(1)

WITH:	8	SHARED DISPOSITIVE POWER:

703,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,858(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 6,667 shares of Common Stock issuable upon the exercise of stock options within 60 days.
(2)	Based on 15,920,506 shares outstanding as of November 6, 2006, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No.	92858J 10 8	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Eric Becker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		703,036

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

703,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

703,036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Based on 15,920,506 shares outstanding as of November 6, 2006, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No.	92858J 10 8	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Daniel Rosenberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		703,036

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

703,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

703,036

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Based on 15,920,506 shares outstanding as of November 6, 2006, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No.	92858J 10 8	Page	7	of	10

Item 1(a):	Name of Issuer. Vocus, Inc. (“Issuer”)

Item 1(b):	Address of Issuer’s Principal Executive Offices. 4296 Forbes Boulevard Lanham, Maryland 20706

Item 2(a):	Name of Person Filing.

This statement is filed by Sterling Venture Partners, LP, a Delaware limited partnership (“Sterling LP”), Sterling Venture Partners, LLC, a Delaware limited liability company (“Sterling LLC”), Michael Bronfein (“Bronfein”) and Eric Becker, each a managing member of Sterling LLC (“Managing Members”), and Daniel Rosenberg, a member of Sterling LLC (collectively with the Managing Members, the “Members”). Sterling LP, Sterling LLC and the Members are collectively referred to as the “Reporting Persons”.

Item 2(b):	Address of Principal Business Office or, if none, Residence. The principal address for the Reporting Persons is 6225 Smith Avenue, Suite 210, Baltimore, Maryland 21209

Item 2(c):	Citizenship.

Sterling LP is a limited partnership organized under the laws of the state of Delaware. Sterling LLC is a limited liability company organized under the laws of the state of Delaware. Each of the Members is a citizen of the United States.

Item 2(d):	Title of Class of Securities. Common Stock, par value $.01 per share (“Common Stock”)

Item 2(e):	CUSIP Number. 92858J 10 8

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4:	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No.	92858J 10 8	Page	8	of	10
(a)	Amount Beneficially Owned:

Bronfein is the record holder of 1,155 shares of Common Stock (the “Bronfein Shares”) and stock option rights to buy 6,667 shares.

Sterling LP is the record holder of 703,036 shares of Common Stock (the “Sterling Shares”). As the general partner of Sterling LP, Sterling LLC may be deemed to beneficially own the Sterling Shares. In their capacities as members and/or managing members, as applicable, of Sterling LLC, each of the Members may also be deemed to beneficially own the Sterling Shares.

Each Reporting Person, other than Sterling LP, expressly disclaims beneficial ownership of the Sterling Shares, except to the extent of his or its pecuniary interest therein, if any.

(b)	Percent of Class:

See Item 11 on each cover page

(c)	Number of shares as to which each person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 on each cover page

(ii)	Shared power to vote or to direct the vote:

See Item 6 on each cover page

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on each cover page

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on each cover page

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No.	92858J 10 8	Page	9	of	10

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8:	Identification and Classification of Members of the Group. Not applicable. Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9:	Notice of Dissolution of Group. Not Applicable

Item 10:	Certification. Not Applicable

CUSIP No.	92858J 10 8	Page	10	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

STERLING VENTURE PARTNERS, LP

By:	Sterling Venture Partners, LLC, its
General Partner

By:	* Michael Bronfein, General Partner

STERLING VENTURE PARTNERS, LLC

By:	*
Michael Bronfein, General Partner

*

Michael Bronfein

*

Eric Becker

*

Daniel Rosenberg

* By:	/s/ Michael Bronfein Michael Bronfein, in his individual
capacity and as attorney-in-fact